UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Timeline, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

887336 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 887336 10 5	Schedule 13G/A	Page 2 of 4 Pages

1.	Names of Reporting Persons		Terry Harvey

	I.R.S. Identification Numbers of Reporting Persons (entities only)

#2.	Check Appropriate Box if a Member of a Group:
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization		U.K. citizen

	Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power	224,741

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	224,741

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		224,741

#10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares		☐

11.	Percent of Class Represented by Amount in Row “9”		5.4%

#12.	Type of Reporting Person		IN

#See Instructions.

CUSIP NO. 887336 10 5	Schedule 13G/A	Page 3 of 4 Pages

Item 1.	(a)	Issuer	Timeline, Inc.

	(b)	Principal Executive Offices	3055 – 112th Avenue NE, Suite 106 Bellevue, Washington 98004

Item 2.	(a)	Person Filing	Terry Harvey

	(b)	Principal Business Office or, if none, Residence	c/o Timeline, Inc. 3055 – 112th Avenue NE, Suite 106 Bellevue, Washington 98004

	(c)	Citizenship	U.K. citizen

	(d)	Title of Class of Securities	Common Stock

	(e)	CUSIP Number	887336 10 5

Item 3.	Statement Filed Pursuant § 240.13d-1(b) or § 240.13d-2(b) or (c), by:

	(a)	☐	Broker or dealer registered under Act § 15 (15 U.S.C. 78o)
	(b)	☐	Bank as defined in Act § 3(a)(6) (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in Act § 3(a)(19) (15 U.S.C. 78c)
	(d)	☐	Investment company registered under § 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
	(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
	(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)
	(h)	☐	Savings association as defined in § 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	Church plan excluded from the definition of an investment company under §3(c)(14), Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

	Statement Filed Pursuant § 240.13d-1(c) (if applicable, check box)		☒

Item 4.	Ownership of Securities Identified in Item 1.

	(a)	Amount beneficially owned	224,741 (1)

	(b)	Percentage of class	5.4% (2)

	(c)	Number of shares as to which such person filing has:

		(i) sole power to vote or direct the vote	224,741 (1)
		(ii) shared power to vote or to direct the vote	-0-
		(iii) sole power to dispose of or direct disposition	224,741 (1)
		(iv) shared power to dispose of or direct disposition	-0-

(1)

The 224,741 shares beneficially owned by Mr. Harvey consist of (a) 214,741 shares owned directly, and (b) 10,000 shares subject to options exercisable by Mr. Harvey within 60 days of the date of hereof.

(2)

Calculated in accordance with Exchange Act Rule 13d-3; based on 4,172,664 shares of common stock, consisting of 4,178,498 shares outstanding as of close of business on January 30, 2004 (as reflected in Timeline’s Form 10-QSB for the quarter ended December 31, 2003), and 10,000 shares subject to options and warrants granted to Mr. Harvey and exercisable within 60 days of the date of this filing on Schedule 13G.

Item 5.	Ownership of Five Percent or Less of Class. (if filing to report cessation of beneficial ownership of more than five percent of class, check box)		☐

Item 6.	Ownership of More than Five Percent of Class on Behalf of Another		[not applicable]

CUSIP NO. 887336 10 5	Schedule 13G/A	Page 4 of 4 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company	[not applicable]

Item 8.	Identification and Classification of Members of Group	[not applicable]

Item 9.	Notice of Dissolution of Group	[not applicable]

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February __, 2004

(Date)

X	/s/ Terry Harvey

(Signature)

Terry Harvey

(Name/Title)